15045936

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Novahill Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Montgomery St
(No. and Street)

Alexandria (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co.
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway (Address) Livingstion (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

AB 3/13

OATH OR AFFIRMATION

I, Michael Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Novahill Partners LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Doyle Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRITTANY L. RICE
NOTARY PUBLIC
REG. #755203
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES NOVEMBER 30, 2017

<u>NOVA*HILL* PARTNERS, LLC</u>

<u>FINANCIAL STATEMENTS</u>
<u>AND SUPPLEMENTARY INFORMATION</u>
<u>INCLUDING FACING PAGE</u>

<u>DECEMBER 31, 2014</u>

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

NOVA*HILL* PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2014

Nova*hill* Partners, LLC

DECEMBER 31, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

We have audited the accompanying financial statements of Nova*hill* Partners, LLC ("Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Nova*hill* Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nova*hill* Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 26, 2015

Nova*hill* Partners LLC
Statement of Financial Condition
December 31, 2014

Assets:

Cash	$ 75,948
Other Assets	$ 2,261
	$ 78,209

Liabilities and Members' Equity

Liabilities:	
Accrued Expenses	$ 10,484
Commitments and Contingencies	
Members' Equity	$ 67,725
	$ 78,209

The accompanying notes are an integral part of these financial statements

Nova*hill* Partners LLC
Statement of Operations
Year Ended December 31, 2014

Revenue:	
Advisory service fee	$ 119,000
Interest income	$ 32
	$ 119,032
Expenses:	
Bank charges	$ 162
Charitable contributions	$ 450
Continuing education	$ 210
Insurance	$ 972
Professional fees	$ 7,000
Regulatory fees	$ 973
Rent	$ 21,225
Research data service	$ 26,710
Telephone	$ 2,471
Travel	$ (12,021)
Depreciation	$ 7,227
Office expenses	$ 18,047
	$ 73,426
Net Profit	$ 45,606

The accompanying notes are an integral part of these financial statements

Nova*hill* Partners LLC
Statement of Changes in Members' Equity

Balance as of January 1, 2014	$ 22,119
Net profit	$ 45,606
Balance, December 31, 2014	$ 67,725

The accompanying notes are an integral part of these financial statements

Nova*hill* Partners LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flow Provided By (Used For):

Operating Activities:	
Net Profit	$ 45,606
Adjustments to Reconcile Net Profit to Net Cash Used for Operating Activities:	
Accrued Expenses	$ 4,472
Other Assets	($ 291)
Net Increase in Cash	$ 49,787
Cash and cash equivalents:	
Beginning of year:	$26,161
End of year:	$75,948

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Nova*hill* Partners, LLC (the "Company") was incorporated in May 2002 in the State of New York and moved to New Jersey in March 2004. When the Company's mix of business changed, it submitted a New Member Application to Financial Industry Regulatory Authority, Inc. ("FINRA") in September 2011 and was accepted on February 23, 2012. The Company moved its headquarters to Alexandria, Virginia in October 2012. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). As of December 31, 2014, the Company has not engaged in any broker or dealer activity.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes:
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company elected to be taxed as a partnership. Accordingly, the individual members report their distributive share of the Company's income or loss and credits on each member's individual tax return.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2011 and forward are subject to audit by federal and state jurisdictions. No interest or penalties have been incurred during the year ended December 31, 2014. At December 31, 2014, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition:
Revenues consist of fees earned from providing advisory services and are recorded upon performance of these services.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2014 through February 27, 2015, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2014, the Company had net capital of $65,464 which was $60,464 in excess of its minimum dollar net capital requirement of $5,000.

At December 31, 2013, the Company's net capital is as follows:

	2014
Net capital	$65,454
Net capital requirement	5,000
Excess Net Capital	$ 60,464
Aggregate Indebtedness to Net Capital	16.01%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements."

There were no differences between this computation of net capital and the corresponding computation prepared by the Company, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2014.

NOTE 3 - COMMITMENTS:

The Company signed a lease agreement in October 2014, for the rental of office space in Alexandria, Virginia. The lease is for two years and expires on October 31, 2016. The lease requires monthly rental payments of $1,400. Rent expense amounted to $21,225 for the year ended December 31, 2014.

Lease commitments at December 31, 2014 are as follows:

2015	$ 16,800
2016	14,000
	30,800

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Nova*hill* Partners, LLC's financial statements as of and for the year ended December 31, 2014, and our report thereon dated February 26, 2015, which expressed an unmodified opinion on those financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the Company's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 26, 2015

Nova*hill* Partners LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net Capital:			
Total Members' Equity Qualified for Net Capital		**$ 67,725**	
Less: deductions and/or Charges:			
Nonallowable Assets	**$ 2,261**		
Net Capital		**$ 65,464**	
Aggregate Indebtedness:			
Items included in Financial Condition:			
Accrued Expenses		**$ 10,484**	
Total Aggregate Indebtedness:	**$ 10,484**		
Computation of Basic Net Capital Requirements:			
Net Capital required		**$ 5,000**	
Excess Net Capital		**$ 60,464**	
Net Capital in Excess of 120% of Minimum Requirement	**$ 54,464**		
Ratio: Aggregate Indebtedness To Net Capital			**16.01%**

Reconciliation with Company's Computation Included in Part IIA of Form X-17A-5 as of December 31, 2014:

Net Capital, as reported in Company's (unaudited) FOCUS Report Part IIA	**$ 65,464**
Net Audit Adjustments	**-**
Net Capital Per Above	**$ 65,464**

See independent auditors' report on supplementary information.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements in which (1) Nova*hill* Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nova*hill* Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Nova*hill* Partners, LLC stated that Nova*hill* Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Nova*hill* Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nova*hill* Partners's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 26, 2015

Nova*hill*
Partners LLC

February 16, 2015

The company is not required to furnish information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, exemptive provision k(2)(i) of Rule 15c3-3. The company was in compliance with this exemptive provision at all times during the year ending December 31, 2014.

Michael Doyle
Chief Compliance Officer

Nova*hill* Partners, LLC
500 Montgomery Street
Alexandria, VA 22314
Office: +1 (571) 447-4310 Fax: +1 (571) 257-0962
e-mail: mdoyle@novahillpartners.com
Nova*hill* Partners LLC: Member FINRA / SiPC

Nova*hill*
Partners LLC

February 24, 2015

Nova*hill* Partners LLC was in compliance with exemptive provision k(2)(i) of Rule 15c3-3 for the entire year from January 1, 2014 through December 31, 2014.

Jeffrey Weiss
Director

Nova*hill* Partners, LLC
500 Montgomery Street
Alexandria, VA 22314
Office: +1 (571) 447-4310 Fax: +1 (571) 257-0962
e-mail: mdoyle@novahillpartners.com
Nova*hill* Partners LLC: Member FINRA / SiPC